UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

FLATWORLD ACQUISITION CORP.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

G35536104

(CUSIP Number)

Gilbert H. Lamphere

FlatWorld Capital LLC

220 East 42nd Street, 29th Floor

New York, NY  10017

Tel: (212) 496-4001

Fax: (212) 496-4002

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 10, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. o

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Name of Reporting Person: Gilbert H. Lamphere

I.R.S. Identification Nos. of above person (entities only): N/A

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) o

(b) o

3. SEC Use Only

4. Source of Funds (See Instructions): PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): o

6. Citizenship or Place of Organization:      United States of America

 Number of Shares Beneficially Owned by Each Reporting Person With:

7. Sole Voting Power: 0

8. Shared Voting Power (1) (2): 245,149

9. Sole Dispositive Power: 245,149

10. Shared Dispositive Power: 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 245,149

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): o

13. Percent of Class Represented by Amount in Row (11) (3)   8.7%

14. Type of Reporting Person (See Instructions):  IN

(1)

As described in Item 4, the Ordinary Shares include 195,149 shares beneficially owned by the Reporting Person prior to the Initial Public Offering, up to 25,454 of which are subjected to forfeiture if the underwriters’ over-allotment option is not exercised in full and 50,000 shares purchased under the Directed Unit Program.

(2)

Due to the Letter Agreement described in Item 4, the Reporting Person has shared voting power of all Ordinary Shares beneficially owned by him.

(3)

The numerator includes 25,454 shares beneficially owned by the Reporting Person subject to forfeiture if the underwriters’ over-allotment option is not exercised in full and the denominator includes an aggregate of 82,500 shares subject to forfeiture if the underwriters’ over-allotment option is not exercised in full.

 ITEM 1. SECURITY AND ISSUER

The class of equity securities to which this Schedule 13D (“Statement”) relates is the ordinary shares, no par value (“Ordinary Shares”) of FlatWorld Acquisition Corp., a British Virgin Islands corporation (“Issuer”).  The principal executive offices of the Issuer are located at Palm Grove House, Road Town, Tortola, VG1110, British Virgin Islands.

As of December 10, 2010, the Reporting Person beneficially owns 245,149 Ordinary Shares.

ITEM 2. IDENTITY AND BACKGROUND

(a)	Name of Person filing this Statement:

This Statement is being filed by Gilbert H. Lamphere (“Reporting Person”).

(b)	Residence or Business Address:

The business address of the Reporting Person is c/o FlatWorld Capital LLC; 220 East 42nd Street; 29th Floor; New York, NY  10017.

(c)	Present Principal Occupation and Employment:

Reporting Person’s principal occupation is as a Partner of FlatWorld Capital LLC, an investment firm. Reporting Person is also the Chairman of the Board of Directors of FlatWorld Acquisition Corp.

(d)	Criminal Convictions:

The Reporting Person has not been charged or convicted in a criminal proceeding during the last five years (excluding traffic violation or similar misdemeanors).

(e)	Civil Proceedings:

The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years where such person, as result of such proceeding, was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

(f)	State of Incorporation/Organization/Citizenship:

Mr. Lamphere is a citizen of the United States of America.

ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

ITEM 4.         PURPOSE OF TRANSACTION

Issuer’s Initial Public Offering

On December 10, 2010, the Issuer sold 2,200,000 units  in connection with its initial public offering of units  as described in the registration statement on Form F-1 (File No. 333-169860) and the registration statement filed pursuant to Rule 462(b) on Form F-1 (File No. 333-171090) (collectively, the “Registration Statements”).  Each unit consisted of one Ordinary Share, and a warrant (the “Warrant”) to purchase one Ordinary Share.  The Warrants are not exercisable until the later to occur of: (i)  December 9, 2011 or (ii) the consummation by the company of an initial business transaction as described in the Registration Statements (the “Business Transaction”).

On July 9, 2010, the Issuer issued to its sponsor, FWAC Holdings Limited (“FWAC Holdings”), 1,078,125 Ordinary Shares for an aggregate amount of $25,000 in cash.  On October 8, 2010, the Issuer effected a share combination (reverse stock split) of its issued and outstanding Ordinary Shares, with each Ordinary Share being combined into 0.933333 Ordinary Shares.  On November 9, 2010, the Issuer effected another share combination (reverse stock split) of its issued and outstanding Ordinary Shares, with each Ordinary Share being combined into 0.5714286 Ordinary Shares. On December 9, 2010, the Issuer effected a 1.1 for 1 share split of its issued and outstanding Ordinary Shares. As a result of the foregoing, FWAC Holdings (the Issuer’s sole shareholder) was left with 632,500 Ordinary Shares (up to 82,500 of which are subjected to forfeiture if the underwriters’ over-allotment option is not exercised in full).

Reporting Person, through his membership interest in FWAC Sponsor Limited (a British Virgin Islands business company and shareholder of FWAC Holdings), beneficially owns 30.85% of FWAC Holdings Limited, representing 6.17% ownership interest in FlatWorld Acquisition Corp. or 195,149 beneficially-owned Ordinary Shares of the Issuer. Of 195,149 Ordinary Shares beneficially-owned by Reporting Person, 25,454 are subject to forfeiture if the underwriters’ over-allotment option is not exercised in full.

In addition on December 10, 2010, Reporting Person purchased 50,000 units in Directed Unit Program described below.

Letter Agreement between the Issuer and Reporting Person.  On December 9, 2010, Reporting Person entered into a letter agreement (the “Letter Agreement”) with the Issuer, pursuant to which Reporting Person has agreed that in the event the Issuer solicits its shareholders for approval of a Business Transaction, Reporting Person will vote all of his Ordinary Shares, including any ordinary shares acquired in connection with or following the initial public offering, in favor of such initial Business Transaction.

Letter Agreement between the Issuer and FWAC Holdings.  Also on December 9, 2010, FWAC Holdings and the Issuer entered into a letter agreement (the “Sponsor Agreement”) pursuant to which FWAC Holdings agreed not to, except under certain limited circumstances sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, until: (A) with respect to 50% of such shares, one year after the completion of the Issuer’s Business Transaction (or earlier if, subsequent to the Business Transaction, the last sales price of the Ordinary Shares equals or exceeds $11.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Transaction), (B) with respect to 25% of such shares, if the last sales price of the Ordinary Shares equals or exceeds $11.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 10 trading days within any 30-trading day period following our initial Business Transaction, the later of the date the foregoing condition is met or one year after the completion of the Issuer’s Business Transaction (or earlier if, subsequent to the Business Transaction, the last sales price of the Ordinary Shares equals or exceeds $11.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Transaction) and (C) with respect to 25% of such shares, if the last sales price of the Ordinary Shares equals or exceeds $15.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 10 trading days within any 30-trading day period following the Business Transaction, the later of the date the foregoing condition is met or one year after the completion of the Issuer’s Business Transaction (or earlier if, subsequent to the  Business Transaction, the last sales price of the Ordinary Shares equals or exceeds $11.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Transaction).  All of the Sponsor Shares will be released from such restrictions, if, following consummation of a Business Transaction, the Issuer engages in a subsequent liquidation, share exchange, share reconstruction and amalgamation or contractual control arrangement or engages in any other similar business transaction.

Directed Unit Program.  The Issuer’s underwriters’ reserved up to 100,000 units for sale at the initial public offering price through a directed unit program to persons who are directors, officers, advisors or employees, or who are otherwise associated with the Issuer’s sponsor. Reporting Person purchased 50,000 under this Directed Unit Program. The number of units available for sale to the public were reduced by the number of directed units purchased by Reporting Person in the program.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER

(a)	Aggregate Beneficial Ownership:

Reporting Person beneficially owns the following securities of the Issuer:

Title of Security	Amount	Percentage
Ordinary Shares, no par value	245,149	8.7%

The percentage indicated above is based on an aggregate of 2,832,500 Ordinary Shares, including 632,500 Ordinary Shares owned by the Company’s sponsor, FWAC Holdings Limited, and purchased in a private placement and including 82,500 Ordinary Shares which are subject to forfeiture by the Company’s sponsor if the underwriters’ over-allotment option is not exercised in full as reported. As described in Item 4, the Ordinary Shares include 195,149 shares beneficially owned by the Reporting Person prior to the Initial Public Offering, up to 25,454 of which are subjected to forfeiture if the underwriters’ over-allotment option is not exercised in full and 50,000 shares purchased under the Directed Unit Program.

(b)	Power to Vote and Dispose of the Issuer Shares:

Reporting Person has shared voting authority for 245,149 shares and sole disposition authority of the 245,149 Ordinary Shares of the Issuer. Although Reporting Person owns 50,000 Ordinary Shares individually, such Ordinary Shares remain subject to the voting requirement set forth in the Letter Agreement.  Additionally, upon the consummation by the Issuer of a Business Transaction, the Ordinary Shares will be distributed to the Reporting Person (from FWAC Holdings), as such, Reporting Person holds dispositive power over all Ordinary Shares currently owned.

(c)	Transactions Effected During the Past 60 Days:

Reporting Person has not effected any transactions in the Ordinary Shares during the past 60 days, other than as described in this Statement.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

None.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6.         CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Pursuant to the Letter Agreement, Reporting Person has agreed that in the event the Issuer solicits its shareholders for approval of a Business Transaction, Reporting Person will vote all of his Ordinary Shares, including any ordinary shares acquired in connection with or following the initial public offering, in favor of such initial Business Transaction.

Pursuant to the Sponsor Agreement, FWAC Holdings agreed not to, except under certain limited circumstances sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, until: (A) with respect to 50% of such shares, one year after the completion of the Issuer’s Business Transaction (or earlier if, subsequent to the Business Transaction, the last sales price of the Ordinary Shares equals or exceeds $11.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Transaction), (B) with respect to 25% of such shares, if the last sales price of the Ordinary Shares equals or exceeds $11.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 10 trading days within any 30-trading day period following our initial Business Transaction, the later of the date the foregoing condition is met or one year after the completion of the Issuer’s Business Transaction (or earlier if, subsequent to the Business Transaction, the last sales price of the Ordinary Shares equals or exceeds $11.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Transaction) and (C) with respect to 25% of such shares, if the last sales price of the Ordinary Shares equals or exceeds $15.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 10 trading days within any 30-trading day period following the Business Transaction, the later of the date the foregoing condition is met or one year after the completion of the Issuer’s Business Transaction (or earlier if, subsequent to the  Business Transaction, the last sales price of the Ordinary Shares equals or exceeds $11.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Transaction).  All of the Sponsor Shares will be released from such restrictions, if, following consummation of a Business Transaction, the Issuer engages in a subsequent liquidation, share exchange, share reconstruction and amalgamation or contractual control arrangement or engages in any other similar business transaction.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2010
/s/ Gilbert H. Lamphere Gilbert H. Lamphere

ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS

10.1	Letter Agreement dated December 9, 2010 between FlatWorld Acquisition Corp. and Gilbert H. Lamphere
10.2	Letter Agreement dated December 9, 2010 between FlatWorld Acquisition Corp. and FWAC Holdings Limited.